November 8, 2006
F. Alec Orudjev
Direct Phone (202) 912-4842
Direct Fax (202) 912-4830
aorudjev@cozen.com
VIA HAND DELIVERY AND OVERNIGHT MAIL
Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Smart Move, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed October 10, 2006
File No. 333-137931
Dear Ms. Wolff:
     This letter is in response to your November 3, 2006 comment letter (the “Comment Letter”) to Mr. Chris Sapyta, President and Chief Executive Officer of Smart Move, Inc. (the “Company”) as indicated above.
     This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary, and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above. Also, for your convenience, we include a redlined draft of the Prospectus disclosures in response to your comments.
Cover Page
1.	Please limit the cover page identification of underwriters to those underwriters that are acting as representative(s).
Response:
     Under the terms and subject to the conditions contained in the underwriting agreement in connection with this offering, Newbridge Securities Corporation, I-Bankers Securities, Inc., Neidiger, Tucker, Bruner, Inc. and Bathgate Capital Partners, LLC are acting as representatives.

Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission

Newbridge Securities Corporation is acting as the managing underwriter of this Offering. Therefore, all four entities appear on the prospectus cover.
Risk Factors, page 10
2.	Please include a risk factor related to the consulting agreement with Newbridge. We note that the consulting agreement is contingent upon closing of this offering and as such Newbridge has an interest in the offering beyond the usual commissions.
Response:
     The Company revised the risk factor discussion to include a risk factor responsive to the foregoing comments on p. 10 of the amended filing.
If a current prospectus, and possibly state blue sky registration is not in place...page 20
3.	Please revise your disclosure to explain the circumstances under which you may be “required” to seek to qualify the shares for sale in those states where the “units” are to be offered and to explain the circumstances under which a sale may occur in a state where the units are qualified for sale but the shareholder is unable to exercise the warrant.
Response:
     The Company has deleted the above-referenced risk factor altogether since, once the Company’s securities in this offering, i.e. units, common stock and warrants, are approved for listing on the American Stock Exchange, such securities will be “covered securities” and entitled to an exemption from state blue sky provisions as set forth in Section 18(a) of the Securities Act of 1933, as amended.
Report of Independent Registered Public Accounting Firm, page F-2
4.	Please revise to include the auditor’s signature on the audit report.
     Response:
     The Company included the auditor’s signature on the audit report on p. F-2 to address the Staff’s comments.
* * * * * * * * * *
     We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.

Sincerely,
By:	/s/ F. Alec Orudjev